Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated February 8, 2023

6.700% Subordinated Notes due 2033

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BB+ (Stable) / BB+ (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	6.700% Subordinated Notes due 2033 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	February 8, 2023

Settlement Date**:	February 13, 2023 (T+3)

Final Maturity Date:	February 14, 2033
Aggregate Principal Amount:	$500,000,000

Gross Proceeds:	$489,090,000

Underwriting Discount:	0.700%

Net Proceeds to Ally before Estimated Expenses:	$485,590,000

Coupon:	6.700%

Issue Price:	97.818%

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Yield:	3.657%

Spread to Benchmark Treasury:	335 bps

Yield to Maturity:	7.007%

Interest Payment Dates:	Semi-annually, in arrears, on February 14 and August 14 of each year, until maturity, commencing on August 14, 2023.

Optional Redemption:	Ally may, at its option, redeem the Notes (i) in whole or in part, at any time and from time to time, on or after November 16, 2032 (the date that is 90 days prior to the maturity date), or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as such term is defined in the preliminary prospectus supplement), in each case, at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BS8 ISIN: US02005NBS80

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Lloyds Securities Inc.

Raymond James & Associates, Inc.

U.S. Bancorp Investments, Inc.

Bancroft Capital, LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Loop Capital Markets LLC

Penserra Securities LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.